Exhibit 99.1

Hexindai to Help Support Emissions Reduction

BEIJING, Oct. 16, 2018 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, announced that it has reached an agreement with Shell Energy (China) Limited, a subsidiary of Royal Dutch Shell in China, to support liquidity and market developments of China’s national emissions trading scheme (ETS). The cooperation demonstrates Hexindai’s commitment to contribute to environmental protection.

Under the agreement, Hexindai will provide price hedging for a substantial volume of National Carbon Allowances (NCA) for three years, to begin when the cement sector is enrolled in China’s national emissions trading scheme (ETS) and the Chinese carbon offsets, such as Chinese Certified Emission Reduction (CCER), can be used for compliance purposes. NCA is a unit equal to one ton of Carbon Dioxide Equivalent.

Under such carbon emissions trading schemes, polluting companies have emissions quotas and they can trade carbon credits to meet the imposed quotas. Cleaner companies are rewarded by selling such credits to companies that exceed their quotas.

The Chinese government announced at the end of 2017 plans to establish a nationwide emissions trading scheme (ETS). The scheme will initially cover the power industry, and be expanded to cover seven other sectors, including petrochemicals, chemicals, cement and other building materials, and iron and steel.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

ICR Inc.

Edmond Lococo

Tel: +86 10 6583-7510

Email: Edmond.Lococo@icrinc.com